Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
A. H. Belo Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333-148811 and 333-180482) on Form S-8 of A. H. Belo Corporation of our report dated March 6, 2015, with respect to the consolidated balance sheets of A. H. Belo Corporation as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of A. H. Belo Corporation.

/s/ KPMG LLP
Dallas, Texas
March 5, 2015